FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 09, 2006

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







 Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons





I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary Shares at a price of GBP15.01 per Ordinary Share on 5 January 2006 through the Company's ShareReward Plan ("the Plan") which the under-mentioned persons entered on 5 October 2001:




Mr J S Heslop        Acquisition of 7 Ordinary Shares under the Dividend Reinvestment element of the Plan
Mr R Bondy           Acquisition of 7 Ordinary Shares under the Dividend Reinvestment element of the Plan
Dr D Pulman          Acquisition of 4 Ordinary Shares under the Dividend Reinvestment element of the Plan
Mr C Viehbacher      Acquisition of 2 Ordinary Shares under the Dividend Reinvestment element of the Plan
Mrs J V Younger      Acquisition of 7 Ordinary Shares under the Dividend Reinvestment element of the Plan
Mr A P Witty         Acquisition of 7 Ordinary Shares under the Dividend Reinvestment element of the Plan



The Company and the above-mentioned persons were advised of this information on 6 January 2006.



This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).





S M Bicknell

Company Secretary



9 January 2006
SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 09, 2006                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc